SandRidge gives CEO wide scope to cut his own land deals
Reuters
By: Michael Erman and Brian Grow and Anna Driver

February 6, 2013

"Hedge funds TPG-Axon Capital Management and Mount Kellett Capital Management together own more than 11 percent of SandRidge.  They accuse the company of poor performance and of allowing Ward to engage in land deals in which he stands to profit at the expense of SandRidge."

"'The change in 2011 we think is absolutely inappropriate and unethical in terms of its impact on shareholders,' TPG-Axon founder Dinakar Singh said of Ward's employment contract. 'Shareholders ought not to be worrying about competition with the CEO and his family.'"

"TPG-Axon alleges nearly identical transactions - with Ward family entities acquiring acreage shortly before SandRidge obtained nearby plots - occurred in Kansas seven more times in 2011 and 2012."

"'We believe this argument is reprehensible - after all the damage done to stockholders, it is astonishing that a primary argument in their defense would be that they will inflict even more damage upon us in leaving,' TPG-Axon's Singh wrote in a recent letter to investors."